January 16, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Minutes of the Board of Directors' Meeting held on December 15th, 2006, filed with Brazilian SEC on December 27, 2006 (in Portuguese)*

2. *Minutes of the Board of Directors' Meeting held on December 15th, 2006 (English version)*

3. *Material Fact Notice filed with Brazilian SEC on December 27, 2006 (in Portuguese)*

4. *Material Fact Notice released on December 27, 2006 (English version)*

5. *Announcement to the Market filed with Brazilian SEC on January 8, 2007 (in Portuguese)*

6. *Announcement to the Market released on January 8, 2007 (English version)*

7. *Extraordinay Shareholders' Meeting's Call, filed with Brazilian SEC on January 8, 2007 (in Portuguese)*

8. *Extraordinay Shareholders' Meeting's Call, released on January 8, 2007 (English version)*

9. *Extraordinay Shareholders' Meeting's Cancellation and New Call, filed with Brazilian SEC on January 9, 2007 (in Portuguese)*

10. *Extraordinay Shareholders' Meeting's Cancellation and New Call, released on January 9, 2007 (English version)*

11. *Board of Directors' proposal for the Extraordinary Shareholders' Meeting, filed with Brazilian SEC on January 15, 2007 (in Portuguese) – proposes the split of all shares issued by MMX in the proportion of 2 (two) new shares for each existing share*

12. *Announcement to the Market filed with Brazilian SEC on January 15, 2007 (in Portuguese)*

13. *Announcement to the Market released on January 15, 2007 (English version)*

14. *Announcement to the Market filed with Brazilian SEC on January 15, 2007 (in Portuguese)*

15. *Announcement to the Market released on January 15, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

NIRE: 33.3.0026111-7

Companhia Aberta

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 15 DE DEZEMBRO DE 2006

I. **DATA, HORA E LOCAL DA REUNIAO:** Às 10:00 horas do dia 15 dezembro de 2006, na sede social da Companhia, situada na Praia do Flamengo, n° 154, 5° andar.

II. **QUORUM**: Presença da totalidade dos membros do Conselho de Administração da Companhia, tendo os membros Hans-Juergen Mende, Samir Zraick, Michael Stephen Vitton e Peter Nathanial participado por meio de videoconferência, conforme permitido.

III. **CONVOCAÇÃO**: De acordo com cartas de convocação enviadas dentro do prazo legal, conforme estabelecido pelo Estatuto Social da Companhia e, ainda, pela legislação aplicável.

IV. **MESA**: Presidente: Eike Fuhrken Batista
Secretário: Paulo Carvalho de Gouvêa

V. **DELIBERAÇÕES**:

Nos termos do artigo 14, inciso (xii), do Estatuto Social da Companhia, o Conselho de Administração resolveu autorizar a prestação, pela Companhia, de:

Garantias reais ou fidejussórias em complementação e/ou substituição, o que for o caso, a quaisquer garantias reais ou fidejussórias já concedidas, direta ou indiretamente, até a presente data, ou ainda a prestação de novas garantias reais ou fidejussórias, em favor de instituições financeiras, agências multilaterais, bancos de fomento e de terceiros em geral que sejam referentes e necessárias ao pleno desenvolvimento das atividades da sua subsidiária MMX Corumbá Mineração Ltda., até o limite adicional de US$50.000.000,00 (cinqüenta milhões de dólares norte-americanos) em complemento àquilo que já foi previamente aprovado por esse Conselho de Administração para a referida subsidiária.

Para os fins das deliberações tomadas acima e para fins gerais da assunção de obrigações pela Companhia, equiparam-se a garantias quaisquer indenizações ou obrigações assumidas pela Companhia em favor de terceiros, inclusive em favor de subsidiárias ou empresas controladas.

A Diretoria da Companhia empreenderá melhores esforços para que as instituições financeiras provedoras de recursos (ou de outros benefícios que possam ter cunho pecuniário) em favor da MMX Corumbá Mineração Ltda. aceitem que a Companhia divida as garantias reais e fidejussórias em favor do financiamento e desenvolvimento de tais sociedades com os demais sócios-quotistas, obedecendo, sempre, a proporcionalidade da participação de cada sócio no capital da MMX Corumbá Mineração Ltda.

O Conselho de Administração ratifica, por fim, todos os atos praticados até a presente data pelos seus diretores, gerentes, prepostos e representantes legais no que diz respeito à prestação de garantias reais e/ou fidejussórias pela Companhia em favor da MMX Corumbá Mineração Ltda.

VI. **ENCERRAMENTO**: Às 11:00 horas, nada mais havendo a tratar, deram por encerrada a presente Reunião, tendo-se antes feito lavrar a presente Ata que, lida e achada conforme, vai devidamente assinada pelos Conselheiros presentes.

VII. **CONSELHEIROS PRESENTES:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, GILBERTO SAYÃO, JOSE LUIZ ALQUERES RAFAEL DE ALMEIDA MAGALHÃES, HANS JUERGEN-MENDE (via videoconferência), SAMIR ZRAICK (via videoconferência), MICHAEL STEPHEN VITTON (via videoconferência) e PETER NATHANIAL (via videoconferência).

A presente é cópia fiel da Ata da Reunião do Conselho de Administração da MMX MINERAÇÃO E METÁLICOS S.A., realizada em 15 de dezembro de 2006, lavrada no livro próprio.

Rio de Janeiro, 15 de dezembro de 2006.

Paulo Carvalho de Gouvêa
Secretário

Visto do Advogado:
Joel Rennó Jr.
OAB/RJ 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

NIRE: 33.3.0026111-7

Public Company

MINUTES OF THE BOARD OF DIRECTORS´ MEETING HELD ON DECEMBER 15TH, 2006

I. **DATE, TIME AND PLACE OF THE MEETING:** December 15th, 2006, at 10:00 a.m., at Company's headquarters, located at Praia do Flamengo, n° 154, 5th floor.

II. **ATTENDANCE**: All members of the Company's Board of Directors, and members Hans-Juergen Mende, Samir Zraick, Michael Stephen Vitton and Peter Nathanial attended the meeting through videoconference, as permitted.

III. **CALL:** In accordance with call notices sent within the legal deadline, as set forth by the Company's By-Laws, and also by the applicable legislation.

IV. **CHAIR**: Chairman: Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

V. **DECISIONS**:

Pursuant to article 14, section (xii) of the Company's By-laws, the Board of Directors authorized the posting, by the Company, of:

Secured or personal guarantees in favor of its direct subsidiary MMX Corumbá Mineração Ltda. for loans obtained with any financial, multilateral or fostering institutions which may provide funds to development of its integrated mining projects, up to the limit of fifty million US dollars (US$ 50,000,000.00), in addition to those secured or personal guarantees which might have been previously approved by the Board of Directors.

For the purposes of the resolution above and for all general purposes of the Company's undertaking obligations, any indemnifications or obligations undertaken by the Company in favor of third-parties, including in favor of subsidiaries and controlled companies, shall have the same treatment as if they were secured our personal guarantees (as the case may be).

The Officers of the Company shall use their best efforts to cause the financial institutions providing loan and credit facilities for MMX Corumbá Mineração Ltda. to accept that the Company share guaranties or collateral with the minority shareholders of such subsidiary,

always pro-rata to the respective ownership percentage of each shareholder in the capital stock of MMX Corumbá Mineração Ltda.

It is hereby ratified any and all acts performed by the Company's officers, managers and legal representatives in connection with the posting of secured or personal guarantees in favor of MMX Corumbá Mineração Ltda.

VI. **CLOSURE**: At 11:00 a.m., nothing to be dealt with, the present meeting was adjourned after the drawing up of these present minute which, read and found in compliance, were duly signed by the attending Board members.

VII. **PRESENT MEMBERS:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, GILBERTO SAYÃO, JOSE LUIZ ALQUERES, RAFAEL DE ALMEIDA MAGALHÃES, HANS-JUERGEN MENDE (through videoconference), MICHAEL STEPHEN VITTON (through videoconference), PETER NATHANIAL (through videoconference), and SAMIR ZRAICK (through videoconference).

This is a free English translation of the Minutes of the Board of Directors Meeting of MMX MINERAÇÃO E METÁLICOS S.A., held on December 15, 2006, drawn up in the Company's records.

Rio de Janeiro, December 15th, 2006.

Paulo Carvalho de Gouvêa
Secretary

Attorney's signature
Joel Rennó Jr.
OAB/RJ 132.971

NOVO MERCADO
BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.º 6.404/76 e na Instrução CVM nº 358/02, comunicar ao mercado o seguinte fato relevante:

1. Foi publicada, nesta data, no Diário Oficial do Estado do Rio de Janeiro, a Deliberação CECA/CLF no. 4.704, a qual determina que a FEEMA - Fundação Estadual de Engenharia do Meio Ambiente expeça a Licença Prévia Ambiental para a implantação do empreendimento que ficou conhecido como o Porto do Açu, um terminal portuário misto que será construído pela MPC - Mineração, Pesquisa e Comércio, subsidiária da Companhia, no Município de São João da Barra, Estado do Rio de Janeiro. O Porto do Açu será o centro de escoamento da produção de minério de ferro do Sistema Integrado MMX Minas-Rio e tem potencial para ser o novo pólo de infra-estrutura logística do Sudeste do Brasil.

2. A outorga da licença prévia ambiental representa a viabilidade ambiental do Porto do Açu, devendo a construção do porto ser precedida da competente licença de instalação, que estará condicionada aos requisitos da legislação em vigor.

3. Em cerimônia pública realizada nesta data, na presença da Governadora do Estado do Rio de Janeiro e das principais autoridades locais, o Diretor-Presidente da Companhia, Eike Batista, declarou que: "A concessão da licença ambiental para o Porto do Açu, que contou com adesão irrestrita da comunidade na audiência pública realizada este mês, representa um marco emblemático para a implantação do Sistema MMX Minas-Rio e servirá como um importante precedente para a outorga das demais licenças do projeto. Esta licença ambiental está sendo obtida pela Companhia conforme as melhores práticas ambientais e dentro do prazo estimado, o que reforça nossa expectativa de entregar, à comunidade e aos nossos acionistas, o Projeto Minas-Rio conforme planejado."

4. A MMX controla 70% das quotas representativas do capital social da MPC, por meio da MMX Minas-Rio Mineração e Logística Ltda.

Rio de Janeiro, 27 de dezembro de 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Corporation"), pursuant to article 157 of Law 6.404/76 and CVM Instruction 358/02, hereby makes the following announcement:

1. On the date hereof, the *Diário Oficial do Estado do Rio de Janeiro* (Rio de Janeiro State Official Gazette), published CECA/CLF Decision no. 4.704, determining the issuance by FEEMA – *Fundação Estadual de Engenharia do Meio Ambiente* (the competent Rio de Janeiro State Environmental Agency) of the Preliminary Environmental License for the construction of the Açu Port, a Port Terminal whose construction will be executed by MPC – *Mineração, Pesquisa e Comércio Ltda.* ("MPC"), a subsidiary of the Company, in the municipality of São João da Barra, Rio de Janeiro State (the "Açu Port"). The Açu Port is an integral part of the MMX Minas-Rio Integrated System and has been designed for the export of the iron ore produced by that System. The Corporation believes that the Açu Port may further develop into a new logistics infra-structure hub for the Southeast region of Brazil.

2. The issuance of the preliminary environmental license represents the approval of the environmental feasibility of the Açu Port by the competent State authority. The construction of the Açu Port is now conditioned upon the granting of the appropriate construction (installation) license, which is subject to the customary legal requirements.

3. In a public ceremony held today, in the presence of the Rio de Janeiro State Governor and local authorities, the Corporation's Chairman & CEO, Mr. Eike Batista, declared that: "The granting of the environmental license to the Açu Port, which counted with the unrestricted support of the local community as demonstrated by the public hearing held earlier this month, represents an important milestone for the construction of the MMX Minas-Rio System and will serve as a significant precedent for the forthcoming permits that will be required for the development of the Minas-Rio project. The Company secured this license by following the best environmental practices and within the forecasted timeframe, which only underpins our expectation of delivering to the community and our shareholders the Minas-Rio project on time."

4. The Company owns 70% of the capital stock of MPC through MMX Minas-Rio Mineração e Logística Ltda.

Rio de Janeiro, December 27, 2006.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

MMX

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX contrata venda de sua produção de ferro gusa para Cargill

A **MMX Mineração e Metálicos S.A.** (MMX) vem comunicar ao mercado que em 5 de janeiro de 2007 sua subsidiária MMX Metálicos Brasil Ltda. ("MMX Metálicos") e a Cargill, Incorporated ("Cargill") assinaram acordo de longo prazo para o fornecimento de produção de ferro gusa do Sistema MMX Corumbá, com garantia firme de retirada e entrega.

Com o compromisso de comprar o volume acordado a partir de agosto de 2007, a Cargill passará a ter a exclusividade, com exceção para a América do Sul, na comercialização da produção de ferro-gusa adquirida da MMX Metálicos proveniente do Sistema MMX Corumbá. A comercialização se dará a nível mundial, utilizando sua rede global de distribuição e comércio transoceânico.

Para maiores esclarecimentos favor entrar em contato através ri@mmx.com.br ou afonso_champi@cargill.com

Rio de Janeiro, 8 de janeiro de 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX - Relações com Investidores
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX sells its pig iron production to Cargill

MMX Mineração e Metálicos S.A. (MMX) hereby announces to the market that on January 5th, 2007, MMX Metálicos Brasil Ltda. ("MMX Metálicos"), a subsidiary of MMX, and Cargill, Incorporated ("Cargill"), entered into a long-term supply agreement for MMX's production of pig iron from the MMX Corumbá System, with firm take and delivery obligations.

With the commitment to purchase the settled volume from August 2007, Cargill will have exclusive rights to market MMX Metalicos's pig iron acquired production from MMX Corumbá System worldwide with the exception of South America, using its global marketing, ocean transportation, and logistic network capabilities.

For further information please contact ri@mmx.com.br or afonso_champi@cargill.com.

Rio de Janeiro, January 8th, 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

MMX – Investor Relations
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Companhia Aberta
BOVESPA: MMXM3

EDITAL DE CONVOCAÇÃO
ASSEMBLÉIA GERAL EXTRAORDINÁRIA

Ficam os srs. acionistas convocados para se reunir em Assembléia Geral Extraordinária da MMX Mineração e Metálicos S.A. (a "Companhia" ou "MMX"), a ser realizada no dia 23 de janeiro de 2007, terça-feira, às 09:00 horas, na sede social da Companhia, localizada na Praia do Flamengo, n.º 154, 5º andar, Bairro do Flamengo, CEP: 20030-021, na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, para deliberar sobre o desdobramento das ações de emissão da Companhia, na proporção de 2 (duas) novas ações para cada 1 (uma) existente, com a conseqüente alteração do artigo 5º do seu estatuto social. Os mandatos de representação na Assembléia deverão ser recebidos na sede social da Companhia, conforme endereço indicado acima, aos cuidados do Departamento de Relações com Investidores da MMX, até as 18:00hs do dia 22 de janeiro de 2007.

Rio de Janeiro, 8 de janeiro de 2007

MMX Mineração e Metálicos S.A.
Conselho de Administração
Eike Fuhrken Batista - Presidente

RECEIVED
2007 JAN 18 A 10: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Public Company
BOVESPA: MMXM3

EXTRAORDINARY SHAREHOLDERS' MEETING'S CALL

The shareholders are hereby called to attend the MMX Mineração e Metálicos S.A. (the "Company" or "MMX") Extraordinary Shareholders' Meeting to be held on January 23, 2007, Tuesday, at 09:00 a.m., at the Company's headquarters, located at Praia do Flamengo, n.º 154, 5th floor, Flamengo, ZIP CODE: 20030-021, City of Rio de Janeiro, State of Rio de Janeiro, to deliberate on the proposed split of all the shares issued by the Company, in the proportion of 2 (two) new shares for each existing share, with the consequent amendment to Article 5 of MMX's by-laws. The power of attorneys shall be presented at the Company's headquarters, in the address indicated above, to the Investor Relations Department, until 6:00 p.m. of January 22, 2007.

Rio de Janeiro, January 8, 2007

MMX Mineração e Metálicos S.A.
Board of Directors
Eike Fuhrken Batista - Chairman

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Companhia Aberta
BOVESPA: MMXM3

EDITAL DE CANCELAMENTO E CONVOCAÇÃO
ASSEMBLÉIA GERAL EXTRAORDINÁRIA

Nos termos do que foi melhor decidido pelo Conselho de Administração da Companhia, ficam os srs. Acionistas da MMX Mineração e Metálicos S.A. ("Companhia" ou "MMX") avisados sobre o cancelamento da Assembléia Geral Extraordinária originalmente agendada para o dia 23 de janeiro de 2007, e cujo respectivo edital de convocação foi publicado no Valor Econômico e Diário Oficial do Estado do Rio de Janeiro do dia 09 de janeiro de 2007.

Ficam, contudo, os srs. Acionistas da MMX devidamente convocados para se reunir em Assembléia Geral Extraordinária da MMX Mineração e Metálicos S.A. (a "Companhia" ou "MMX") a ser realizada na data definitiva de 25 de janeiro de 2007, quinta-feira, às 09:00 horas, na sede social da Companhia, localizada na Praia do Flamengo, n.º 154, 5º andar, Bairro do Flamengo, CEP: 20030-021, na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, para deliberar sobre o desdobramento das ações de emissão da Companhia, no qual cada ação existente passará a ser representada por 2 (duas) ações, com a conseqüente alteração do artigo 5º do seu estatuto social. Farão jus ao recebimento das ações desdobradas, caso a proposta seja aprovada, os acionistas da Companhia com base na composição acionária de 26 de janeiro de 2007.

Os mandatos de representação na Assembléia deverão ser recebidos na sede social da Companhia, conforme endereço indicado acima, aos cuidados do Departamento de Relações com Investidores da MMX, até as 18:00hs do dia 24 de janeiro de 2007. Os acionistas participantes da custódia fungível das ações de emissão da MMX que decidirem participar da aludida Assembléia Geral Extraordinária deverão apresentar extrato de participação acionária emitido pelo órgão custodiante competente datado de até 2 (dois) dias de antecedência do conclave.

Rio de Janeiro, 10 de janeiro de 2007

MMX Mineração e Metálicos S.A.
Conselho de Administração
Eike Fuhrken Batista - Presidente

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Public Company
BOVESPA: MMXM3

EXTRAORDINARY SHAREHOLDER'S MEETING'S CANCELLATION AND NEW CALL

Pursuant to the decision of the Company's Board of Directors, the Shareholders of MMX Mineração e Metálicos S.A. (the "Company" or "MMX") are hereby informed that the Extraordinary Shareholders' Meeting originally scheduled for January 23, 2007, with Call Notice published in *Valor Econômico* and *Diário Oficial do Estado do Rio de Janeiro* on January 09th, 2007, has been canceled.

MMX's Shareholders are, nonetheless, duly invited to attend the Extraordinary Shareholders Meeting of the Company to be definitively held on Thursday, January 25th, 2007, at 09:00 a.m., at the Company's headquarters, at Praia do Flamengo, n.º 154, 5th floor, Flamengo, ZIP CODE: 20030-021, in the City and State of Rio de Janeiro, to deliberate on the proposed split of all the shares issued by the Company, in the proportion of 2 (two) new shares for each existing share, with the consequent amendment to Article 5 of MMX's by-laws. Should the proposal be approved, Company Shareholders registered as of January 26, 2007 shall be entitled to receive the shares resulting from such split.

The powers of attorneys shall be presented at the Company's headquarters, in the address indicated above, to the Investor Relations Department, by January 24, 2007, at 6:00 p.m.. Shareholders whose shares are held in custody and who wish to participate in the Extraordinary Shareholders' Meeting must present proof of their holdings, issued by the custodian agent dated up to 2 (two) days prior to the Meeting.

Rio de Janeiro, January 10, 2007

MMX Mineração e Metálicos S.A.
Board of Directors
Eike Fuhrken Batista - Chairman

PROPOSTA DA ADMINISTRAÇÃO DA
MMX MINERAÇÃO E METÁLICOS S.A.

DESDOBRAMENTO DAS AÇÕES DE EMISSÃO DA COMPANHIA

Prezados Senhores Acionistas:

A administração da MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") vem apresentar aos Senhores Acionistas a seguinte proposta de desdobramento das ações ordinárias de emissão da MMX, na qual cada ação existente passará a ser representada por 2 (duas) ações ordinárias da Companhia.

A MMX informa que farão jus ao recebimento das ações desdobradas aqueles que forem acionistas da Companhia com base na composição acionária de 26 de janeiro de 2007, sendo certo que a previsão é de que tais ações sejam creditadas a favor destes em 1º de fevereiro de 2007.

As ações ordinárias a serem recebidas pelos Senhores Acionistas advindas do desdobramento proposto participarão em igualdade de condições em todos os direitos e benefícios que vierem a ser concedidos/distribuídos pela MMX, incluindo, mas não limitado ao recebimento de dividendos no presente exercício e em exercícios futuros, remunerações sobre o capital social, etc.

Caso a proposta de desdobramento de ações da Companhia seja aprovada pelos Senhores Acionistas, o artigo 5º do estatuto social da MMX passará a viger com a seguinte redação:

> *"Art. 5º. O capital social, totalmente subscrito e integralizado em moeda corrente nacional e bens, é de R$ 1.142.515.202,84 (um bilhão, cento e quarenta e dois milhões, quinhentos e quinze mil, duzentos e dois reais e oitenta e quatro centavos), dividido em 7.607.756 (sete milhões e seiscentos e sete mil e setecentos e cinqüenta e seis) ações ordinárias escriturais e sem valor nominal".*

A administração da MMX esclarece, por fim, que a proposta de desdobramento das ações ordinárias da Companhia, na proporção de 2:1, está em linha com o que prevê a documentação final referente à oferta pública inicial de ações registrada na CVM – Comissão de Valores Mobiliários em 21 em julho de 2006 e visa conceder uma maior liquidez e visibilidade aos papéis da Companhia na medida em que se desenvolvem os seus Sistemas Integrados de mineração, beneficiamento, produção e logística.

Tendo em vista o exposto, submetemos esta proposta ao conhecimento de V. Sas. e permanecemos à inteira disposição para eventuais esclarecimentos.

Rio de Janeiro, 08 de janeiro de 2007.

A ADMINISTRAÇÃO
MMX MINERAÇÃO E METÁLICOS S.A.

MMX Amapá recebe autorização para construir porto privativo

A **MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3) ("**MMX**" ou a "**Companhia**") comunica aos seus acionistas e investidores que a MMX Amapá Mineração Ltda., subsidiária da Companhia, recebeu Termo de Autorização expedido pelo Diretor-Geral da Agência Nacional de Transportes Aquaviários - ANTAQ em 10 de janeiro de 2007, o qual autoriza a construção e a exploração, por tempo indeterminado, de terminal portuário misto de uso privativo, localizado na Área Portuária do Município de Santana, Estado do Amapá.

O Terminal privativo de Santana é parte integrante do Sistema MMX Amapá, que compreende mina de minério de ferro, em fase de implementação, e a Estrada de Ferro do Amapá, já em operação. O Sistema contará também com uma usina de ferro gusa e semi-acabados.

Rio de Janeiro, 15 de janeiro de 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX - Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX Amapá receives authorization to construct private port

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3) ("**MMX**" or the "**Company**") hereby announces to its shareholders and investors that MMX Amapá Mineração Ltda., a subsidiary of the Company, was granted a Permit from the General Director of the National Agency of Waterway Transportation - ANTAQ, dated January 10, 2007, authorizing the construction and operation of a multi-purpose private port terminal, to be located in the Port Area of Santana, Municipality of Santana, Amapá State.

The private Santana Terminal is an integral part of the MMX Amapá System, which encompasses an iron ore mine, which is currently under construction, and the Amapá Railway, which is being operated under concession by a subsidiary of MMX. The MMX Amapá System will also include a pig iron and semi-finished mill.

Rio de Janeiro, January 15, 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX Metálicos recebe Licença de Instalação para a Construção da Usina de Semi-Acabados

A **MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3) ("**MMX**" ou a "**Companhia**") comunica aos seus acionistas e investidores que a MMX Metálicos Brasil Ltda. ("MMX Metálicos"), subsidiária da Companhia, recebeu do Instituto do Meio Ambiente Pantanal - IMAP/MS a Licença de Instalação ("LI") para a ampliação da sua Usina de Produção de Ferro Gusa.

Nos termos da LI, a MMX Metálicos poderá iniciar, em Corumbá, as obras de instalação de unidades de Sinterização, Aciaria e Laminação (a "Usina de Semi-Acabados"), conforme planos da Companhia já divulgados para o mercado.

A Usina de Semi-Acabados é parte integrante do Sistema MMX Corumbá, que compreende mina de minério de ferro, já em operação, e uma Usina de Ferro Gusa em fase de construção.

Rio de Janeiro, 15 de janeiro de 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX - Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX Metálicos receives Construction License for its Semi-finished Products Plant

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3) ("**MMX**" or the "**Company**") informs to its shareholders and investors that MMX Metálicos Brasil Ltda. ("MMX Metálicos"), a subsidiary of MMX, was granted a Construction License from the Instituto do Meio Ambiente Pantanal - IMAP/MS (Pantanal Environmental Institute) in order to expand its Pig Iron Plant.

The Construction License authorizes MMX Metálicos to begin construction, in Corumbá, of a Semi-finished Products Plant, comprising a sintering plant, steel mill and rolling mill, in accordance with the terms previously disclosed by the Company.

The Semi-finished Products Plant is an integral part of the MMX Corumbá System, which encompasses an iron-ore mine, already operational, and a Pig Iron Plant, currently under construction.

Rio de Janeiro, January 15, 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

MMX - Investor Relations
Elizabeth Cruz / Gina Pinto
Phone. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri